

February 3, 2022

Jing-Bin Chiang
Chief Executive Officer
J-Star Holding Co., Ltd.
7/F-1, No. 633, Sec. 2, Taiwan Blvd.
Xitun District, Taichung City 407
Taiwan (R.O.C.)

> **Re: J-Star Holding Co., Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted January 18, 2022**
> **CIK No. 0001875016**

Dear Mr. Chiang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted January 18, 2022

Summary of Risks Affecting Our Company, page 4

1.   Please revise to provide cross-references to the more detailed discussion of each risk in the prospectus as opposed to a cross-reference to the "Risk Factors" section on page 13.

PRC Approvals, page 6

2. We note your response to prior comment 7. Please expand the disclosure in the penultimate sentence of this section to disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel, Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence S. Venick, Esq.